Artemis Therapeutics, Inc.
3 Eliezer Vardinon St.,
Petach Tikva, Israel 4959507

December 30, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Artemis Therapeutics, Inc. (CIK 0001062128)
Registration Statement No. 333-267534 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Artemis Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 4, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

Very truly yours,

ARTEMIS THERAPEUTICS, INC.

By:	/s/ Shimon Citron
Shimon Citron Chief Executive Officer